October 14, 2008

James Peklenk
Staff Accountant
United States Securities and
Exchange Commission
Washington, D.C. 20549

Re: Advanced Technologies Group, Ltd.
    Form 10-KSB for the Year Ended January 31, 2008
    File No.000-30987

Dear Mr. Peklenk:

I am writing in response to the supplemental letter dated September 16, 2008 from the Securities and Exchange Commission to Alex Stelmak of the Advanced Technologies Group, Ltd. ("ATG"). In your letter you have specified that ATG needs to remedy certain deficiencies in its annual report by including in the amendment to the annual report (i) a report on management's assessment of internal control over financial reporting, (ii) a discussion and evaluation of the disclosure controls and procedures as required by Item 307 of Regulation S-B and (iii) a revision of management's certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B.

We have made all of above mentioned revisions in an amendment to the annual report and are filing it today. We believe that the amendment has remedied the deficiencies in our previous filings. Please let me know if there are any questions or comments.

Best regards,


/s/ Maria Rabinovich, Esq.
----------------------------
Maria Rabinovich, Esq.